EXHIBIT 99.1

June 11, 2025

Sandstorm Gold Royalties
Portfolio Drilling and Exploration Highlights

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide various developments and exploration highlights within its diversified stream and royalty portfolio (dollar figures in USD unless otherwise indicated).

First Majestic Confirms New Discovery at Santa Elena

First Majestic Silver Corp. (“First Majestic”) has identified a significant gold-silver discovery on its Santa Elena property in Sonora, Mexico. The newly identified Santo Niño vein, located approximately 900 metres south of the Santa Elena processing plant, represents a significant addition to the district. The low-sulphidation, epithermal quartz-adularia vein has been traced over one kilometre along strike and 400 metres down-dip, with drilling to date confirming a mineralized core of approximately 600 metres by 220 metres. The discovery underscores the growing scale and potential of the Santa Elena district, which now hosts four major deposits, including Santa Elena and Santo Niño, which are both located within Sandstorm’s stream area of interest.

Exploration results from 14 drill intercepts at Santo Niño have returned significant gold and silver grades. Notably, hole SE-25-15 intersected 1.91 metres grading 8.38 grams per tonne (“g/t”) gold and 248 g/t silver, including 0.43 metres of 27.5 g/t gold and 641 g/t silver. The results highlight the high-grade nature of the mineralization and its continuity across the western portion of the vein system. The structure remains open in multiple directions, and follow-up drilling is planned throughout 2025 to further delineate its extent and potential.

The Santo Niño discovery complements the ongoing success at the Navidad deposit (not covered by Sandstorm’s area of interest) where recent step-out drilling has expanded the mineralized footprint and returned some of the highest-grade intercepts ever recorded on the property. Together, Santo Niño and Navidad reinforce Santa Elena’s status as a prolific, district-scale system with substantial upside. With nine rigs currently active, First Majestic is executing an aggressive exploration program aimed at unlocking further value and extending the mine life of this cornerstone asset.

For more information, refer to First Majestic’s website at www.firstmajestic.com and refer to the press release dated May 28, 2025. Sandstorm holds a gold stream on the Santa Elena mine, which includes the Santo Niño discovery, whereby the Company has the right to purchase 20% of the gold produced at Santa Elena for ongoing cash payments of $487 per ounce of gold.

Fruta del Norte Expands 2025 Drilling Program to 108,000 Metres

Lundin Gold Ltd. (“Lundin Gold”) has expanded its 2025 drilling program at the Fruta del Norte mine (“FDN”) in Ecuador to at least 108,000 metres, following the program’s success in the first quarter of 2025 and the growing pipeline of targets. The revised program represents the largest annual drill program ever completed on the land package that hosts the FDN deposit.

Additional drill results have been released from Lundin Gold’s ongoing conversion and near-mine exploration program. High-grade intercepts from the conversion program at FDN South (“FDNS”) have confirmed the deposit’s continuity and identified additional mineralized zones. Studies are underway to integrate FDNS into FDN’s 2026 long-term mine plan. Further high-grade results from FDN East continue to highlight the target’s growth potential. At the recently discovered Trancaloma target, results confirm a copper-gold porphyry system at surface and highlight the potential for other porphyries near Trancaloma. At Bonza Sur, drilling confirms the mineral envelope and indicated the potential for further extension. Highlighted drill results include (not true widths):

FDNS

•	FDN-C25-196: 72.80 g/t gold over 7.95 metres from 67.60 metres, including 1,320.0 g/t gold over 0.40 metres;
•	FDN-C25-204: 40.60 g/t gold over 13.90 metres from 43.80 metres, including 272.57 g/t gold over 1.90 metres; and
•	FDN-C25-198: 48.82 g/t gold over 6.45 metres from 145.85 metres, including 616.00 g/t gold over 0.45 metres.

FDN East

•	UGE-E-25-248: 7.12 g/t gold over 14.30 metres from 229.85 metres and 4.62 g/t gold over 23.15 metres from 321.30 metres.

Trancaloma Target

•	TRL-2024-220: 0.41% copper, 0.10 g/t gold over 858.10 metres from 0.0 metres, including 0.54% copper and 0.14 g/t gold over 447.95 metres.

Bonza Sur

•	BLP-2024-205: 1.10 g/t gold over 162.30 metres from 0.40 metres, including 3.19 g/t gold over 11.00 metres; and
•	BLP-2025-267: 2.14 g/t gold over 58.40 metres from 75.40 metres, including 5.41 g/t gold over 19.20 metres.

For more information and complete drill results, visit Lundin Gold’s website at www.lundingold.com and refer to the press release dated May 7, 2025. Sandstorm holds a 0.9% net smelter returns (“NSR”) royalty on the precious metals produced at FDN. All drill results reported by Lundin Gold at FDNS, FDN East, Trancaloma, and Bonza Sur are included within the area of interest of Sandstorm’s precious metals royalty.

260 Metres Grading 3.29% Copper and 2.08 g/t Gold Intersected at Hugo North Extension

Entrée Resources Ltd. (“Entrée”) has released additional analytical results from drilling completed in 2022–2024 on the Hugo North Extension (“HNE”) at the Oyu Tolgoi mine in Mongolia. The results are in addition to previously released assays in the latter half of 2024 and the first quarter of 2025, and Entrée will continue to release results as they become available from the company’s joint venture partner Oyu Tolgoi LLC (“OTLLC”). Highlights from the drill results include:

HNE Surface Hole

•	UGD 189B: 552 metres grading 2.30% copper and 1.45 g/t gold from 1,226 metres, including 260 metres grading 3.29% copper and 2.08 g/t gold.

HNE Underground Drill Holes

•	UGD 871: 197 metres grading 1.07% copper and 0.38 g/t gold from 358 metres, including 89 metres grading 1.33% copper and 0.44 g/t gold;
•	UGD 873A: 279 metres grading 1.12% copper and 0.16 g/t gold from 360 metres; and
•	UGD 876: 169.3 metres grading 2.72% copper and 0.82 g/t gold from 224.7 metres, including 112 metres grading 3.33% copper and 0.81 g/t gold from 232 metres.

The newly released results include one surface diamond drill hole and five underground diamond drill holes completed in 2024 on the Shivee Tolgoi mining license, along with one underground drill hole from the 2022 program. Each of the six diamond drill holes with newly reported assay results targeted mineralization within the potential Lift 2 block cave or area immediately to the east. Several drill holes reported in the May 14, 2025 release and previous news releases from Entrée have continued up to 200 metres vertically below the base of the potential Lift 2 block cave and remained in strong copper and gold mineralization.

For more information and complete drill results, visit Entrée’s website at www.entreeresourcesltd.com and refer to the press release dated May 14, 2025. Sandstorm has a copper and precious metal stream with Entrée whereby the Company has the right to purchase 0.33% of the copper and 4.47% of the gold and silver produced at the HNE, and 0.33% of the copper and 3.39% of the gold and silver produced from the Heruga deposit. The Company will make ongoing cash payments of $0.50 per pound of copper, $220 per ounce of gold, and $5.00 per ounce of silver1.

Drill Results Reinforce District-Scale Potential of Odienné Project

Awalé Resources Ltd. (“Awalé”) continues to report on its 2025 drilling campaign at the Odienné project in Côte d'Ivoire. Results from drilling across three key targets—BBM Zone, Charger, and Empire—have returned multiple high-grade gold and polymetallic intercepts, reinforcing the district-scale potential of the project. BBM Zone, Charger, and Empire are part of a broader pipeline of targets at Odienné, where Awalé is executing an 18,000-metre drill campaign. The project is being advanced as a potential mining camp with multiple feed sources for a central processing facility.

BBM Zone

Awalé has released the final results from a 22-hole, 6,380-metre drill program at the BBM Zone, confirming a broad gold-copper system extending over 1 kilometre of strike and to depths of 300 metres. Notably, hole OEDD-131 returned 45.0 metres of 1.4 g/t gold and 0.41% copper from 220 metres, including 4.0 metres of 2.6 g/t gold and 0.55% copper. The BBM Zone remains open down plunge, with a 300-metre-wide higher-grade core and multiple satellite targets identified within two to three kilometres, representing a key component of Awalé’s broader exploration strategy at the Odienné project.

Charger Target

At the Charger target, Awalé reported high-grade gold and polymetallic intercepts from nine diamond drill holes, including:

•	OEDD-120: 26.0 metres of 12.0 g/t gold from 146 metres;
•	OEDD-118: 95.0 metres of 1.8 g/t gold from 170 metres; and
•	OEDD-121: 4.0 metres of 18.5 g/t gold and 3.03% copper from 67 metres.

Additionally, a new parallel mineralized breccia zone was discovered 50 metres west of the main corridor, with 26.0 metres of 2.0 g/t gold in hole OEDD-137. These results support the presence of multiple mineralized structures and highlight the scalability of the Charger system.

Empire Target

Awalé has resumed drilling at the Empire target, which is the company’s first high-grade gold discovery at Odienné, discovered in 2019. Empire sits within a 20 kilometre west-northwest trending structure corridor, and 2.5 kilometres south of the Charger discovery. Six diamond drill holes at Empire were completed, totalling 1,168 metres, and intersected significant mineralization, including:

•	OEDD-127: 15.0 metres of 5.2 g/t gold from 215 metres, including 10.0 metres of 7.5 g/t gold;
•	OEDD-114: 16.0 metres of 3.0 g/t gold from 44 metres; and
•	OEDD-124: 19.0 metres of 2.3 g/t gold from 76 metres.

Exploration at Empire to date has covered only 5 kilometres of the Empire trend, with significant potential for further expansion. The results confirm the continuity of mineralization at depth and along strike, with Empire remaining open in multiple directions.

For more information, including complete drill results, visit Awalé’s website at www.awaleresources.ca and refer to the press releases dated April 8, 17, and May 12, 2025. Sandstorm holds a 2.0% NSR royalty on the Odienné project.

Omai Gold Mines Drills 28.04 g/t Gold over 9.3 Metres at Wenot

Omai Gold Mines Corp. (“Omai”) has released assay results from the 2025 drill program at the Omai gold mine in Guyana (“OGM”). A total of 15,639 metres of drilling has been completed in 2025, surpassing the planned 15,000 metres program as results continue to extend the known limits of the gold mineralization at Wenot. Additionally, several holes have been drilled in West Wenot—an area which lies outside of any previous mining and includes a significant part of the Wenot Mineral Resource Estimate (“MRE”). Omai believes West Wenot could be suitable for a starter pit in a production scenario. Highlighted drill results include:

Wenot Deposit

•	25ODD-103 & 103W: 3.56 g/t gold over 21.8 metres from 524.2 metres;
•	25ODD-103W: 3.93 g/t gold over 7.0 metres from 499.0 metres and 5.66 g/t gold over 4.3 metres from 560.0 metres; and
•	25ODD-102: 28.04 g/t gold over 9.3 metres from 361.2 metres, including 252.36 g/t gold over 1.0 metres.

West Wenot

•	25ODD-116: 2.63 g/t gold over 27.5 metres from 471.5 metres;
•	25ODD-111: 4.87 g/t gold over 9.5 metres from 317.0 metres, including 10.92 g/t gold over 4.0 metres; and
•	25ODD-109: 2.37 g/t gold over 15.0 metres from 79.0 metres.

Omai has also announced that drilling has begun on a deep hole that will initially drill across the Gilt Creek deposit, then continue a further 600–800 metres to explore the extension of the Wenot gold zones. The hole is expected to drill roughly 600 metres below the known Wenot deposit.

Once South America’s largest producing gold mine, the OGM produced over 3.7 million ounces (“Moz”) of gold between 1993 and 2005. A Preliminary Economic Assessment (“PEA”) released on the Wenot deposit in April 2024 envisioned an open pit operation producing 1.84 Moz of gold over a 13-year period. The 2024 PEA only incorporates 45% of the property’s current MRE of 2.0 Moz of Indicated Mineral Resources and 2.3 Moz of Inferred Mineral Resources.

For more information and complete drill results, visit Omai’s website at www.omaigoldmines.com and refer to the press releases dated May 12, 23, and 29, 2025. Sandstorm holds a 1.0% NSR royalty on the OGM.

Troilus 2025 Drill Campaign Focuses on Identifying Higher-Grade Mineralization

Troilus Gold Corp. (“Troilus”) released results from its 2025 drill campaign on the Troilus project located in Quebec, Canada. The drill campaign is focused on identifying and delineating higher-grade mineralization and enhancing confidence in the current block model. The highlighted drill results below are from the Southwest Zone and confirm the higher-grade material within the reserve pit, expected to be mined in the first five years of the mine plan.

•	SW-25-688: 56 metres grading 2.03 g/t gold, 2.55 g/t silver and 0.23% copper from 174 metres, including 34 metres grading 2.74 g/t gold, 3.38 g/t silver, and 0.29% copper;
•	SW-25-679: 51 metres grading 1.13 g/t gold and 0.81 g/t silver from 9 metres;
•	SW-25-712: 73 metres grading 0.68 g/t gold, 0.80 g/t silver and 0.14% copper from 189 metres, including 19 metres grading 1.34 g/t gold, 0.76 g/t silver, and 0.29% copper; and
•	SW-25-681: 36 metres grading 1.40 g/t gold, 1.58 g/t silver, and 0.22% copper, including 23 metres grading 1.93 g/t gold, 1.85 g/t silver, and 0.29% copper.

For more information and complete drill results, visit Troilus’s website at www.troilusgold.com and refer to the press releases dated April 29 and May 22, 2025. Sandstorm holds a 1.0% NSR royalty on the Troilus project.

Note

1.	Stream terms reflect bought down rates applicable to HNE and Heruga deposits, assuming the Mongolian Government acquires a 34% interest in Entrée’s share of the joint venture, at which time Sandstorm will receive up to $6.8 million in total consideration.

Qualified Person

Imola Götz (M.Sc., P.Eng, F.E.C.), Sandstorm’s Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. Ms. Götz has reviewed and approved the scientific and technical information in this news release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson Kim Bergen
President & CEO VP, Capital Markets

604 689 0234 604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources”

and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.